News Release – Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States	AMEX, TSX Symbol: NG

NovaGold Completes C$20 Million Flow-Through Financing at C$10.10 Per Share

28 October 2004 – Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG) is pleased to announce that it has closed its previously announced private placement to a syndicate of Canadian underwriters co-led by Salman Partners Inc. and Canaccord Capital Corporation, and including Dundee Securities Corporation to purchase 1,980,200 flow-through common shares at a price of C$10.10 per share (approximately US$8.25 per share). The size of the offering was increased from C$15 million to C$20 million upon exercise of the underwriters' option to purchase an additional C$5 million of common shares. Certain officers, directors and employees of the Company purchased 79,600 flow-through common shares. NovaGold plans to use the gross proceeds of C$20 million from this financing to advance its Galore Creek project in British Columbia.

In consideration for their services, the underwriters received a five percent (5%) cash commission and brokers warrants exercisable for common shares equal to five percent (5%) of the number of flow-through common shares sold. The broker warrants are exercisable at a price of C$10.10 per common share on or before October 28, 2005. The securities being offered have not and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available. This news release does not constitute an offer for sale of securities in the United States.

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto and the Company's Nome, Alaska Operations. NovaGold has 65.5 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net.

For more information contact:

Don MacDonald, CA, Senior Vice President & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Greg Johnson, Vice President,
Corporate Communications & Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include NovaGold's proposed private placement of flow-through shares, use of proceeds from the offering, the expected closing date of the Offering and the planned use of proceeds for the Galore Creek project. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: possible delays in closing the offering; the need to satisfy condition precedent to closing; the underwriters completion of satisfactory due diligence; fluctuations in gold prices; changes in planned work resulting from weather, logistical, technical or other factors that may delay Canadian Exploration Expenditures on the Galore Creek project; the possibility that the required stock exchange or other regulatory approvals may not be obtained for the offering; the possibility that the Underwriters will not exercise their option to increase the size of the Offering; and other risks and uncertainties, including those described in this press release and NovaGold's Annual Report on Form 40-F for the year ended November 30, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission. Forward-looking statements are based on the beliefs, estimates and opinions of management on the date the statements are made. NovaGold undertakes no obligation to update these forward-looking statements, management's beliefs, estimates or opinions, or other factors, should they change.